UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 4

                          INSIGHT HEALTH SERVICES CORP.
                          -----------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   45766Q 10 1
                                 --------------
                                 (CUSIP number)

            Glenn A. Youngkin                         Mark S. Wojciechowski
            The Carlyle Group                          Mayer, Brown & Platt
     1001 Pennsylvania Avenue, N.W.                       1675 Broadway
         Washington, D.C. 20004                         New York, NY 10019
             (202) 347-2626                              (212) 506-2500
      ---------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                               September 24, 2001
             -------------------------------------------------------
             (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

      NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

-------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Carlyle Partners II, L.P.
         IRS Identification No.: 51-0357731
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /x/
                                                                        (b) / /
-------------------------------------------------------------------------------
  3      SEC USE ONLY
-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         AF
-------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                7      SOLE VOTING POWER
                       0
              -----------------------------------------------------------------
  NUMBER OF     8      SHARED VOTING POWER
    SHARES             3,235,075
 BENEFICIALLY -----------------------------------------------------------------
   OWNED BY     9      SOLE DISPOSITIVE POWER
     EACH              1,062,104
  REPORTING   -----------------------------------------------------------------
    PERSON      10     SHARED DISPOSITIVE POWER
     WITH              0
-------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,235,075
-------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         / /
-------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         51.1%
-------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*
         PN
-------------------------------------------------------------------------------




                                  (page 1 of 16)

-------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Carlyle Partners III, L.P.
         IRS Identification No.:  51-0369721
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /X/
                                                                       (b) / /
-------------------------------------------------------------------------------
  3      SEC USE ONLY
-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         AF
-------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /
-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                           0
      NUMBER OF    ------------------------------------------------------------
        SHARES       8     SHARED VOTING POWER
     BENEFICIALLY          3,235,075
       OWNED BY    ------------------------------------------------------------
         EACH        9     SOLE DISPOSITIVE POWER
      REPORTING            48,478
        PERSON     ------------------------------------------------------------
         WITH       10     SHARED DISPOSITIVE POWER
                           0
-------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,235,075
-------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           / /
-------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         51.1%
-------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*
         PN
-------------------------------------------------------------------------------



                                 (page 2 of 16)

-------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
  1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Carlyle International Partners II, L.P.
         IRS Identification No.:  98-0153707
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                        (b) / /
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         AF
-------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT / / TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
-------------------------------------------------------------------------------
                    7      SOLE VOTING POWER
   NUMBER OF               0
     SHARES        ------------------------------------------------------------
  BENEFICIALLY      8      SHARED VOTING POWER
    OWNED BY               896,526
      EACH         ------------------------------------------------------------
   REPORTING        9      SOLE DISPOSITIVE POWER
     PERSON                896,526
      WITH         ------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                           0
-------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         896,526
-------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES *                                                         / /
-------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.2%
-------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON *
         PN
-------------------------------------------------------------------------------



                                 (page 3 of 16)

-------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Carlyle International Partners III, L.P.
         IRS Identification No.:  98-0153592
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)/x/
                                                                        (b)/ /
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         AF
-------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /
-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
-------------------------------------------------------------------------------
                    7      SOLE VOTING POWER
     NUMBER OF             0
      SHARES       ------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY              48,305
       EACH        ------------------------------------------------------------
    REPORTING       9      SOLE DISPOSITIVE POWER
      PERSON               48,305
       WITH        ------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                           0
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         48,305
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           / /
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.8%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON *
         PN
-------------------------------------------------------------------------------



                                 (page 4 of 16)

-------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         C/S International Partners
         IRS Identification No.:  98-0160490
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)/x/
                                                                        (b)/ /
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         AF
-------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /
-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
-------------------------------------------------------------------------------
                    7      SOLE VOTING POWER
     NUMBER OF             0
      SHARES       ------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY              201,858
       EACH        ------------------------------------------------------------
    REPORTING       9      SOLE DISPOSITIVE POWER
      PERSON               201,858
       WITH        ------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                           0
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         201,858
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           / /
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.2%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON *
         PN
-------------------------------------------------------------------------------




                                 (page 5 of 16)

-------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Carlyle Investment Group, L.P.
         IRS Identification No.:  51-0357730
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)/x/
                                                                        (b)/ /
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         AF
-------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /
-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                    7      SOLE VOTING POWER
     NUMBER OF             0
      SHARES       ------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY              1,115
       EACH        ------------------------------------------------------------
    REPORTING       9      SOLE DISPOSITIVE POWER
      PERSON               1,115
       WITH        ------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                           0
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,115
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           / /
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON *
         PN
-------------------------------------------------------------------------------




                                 (page 6 of 16)

-------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Carlyle-Insight Partners, L.P.
         IRS Identification No.:  52-208122
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)/x/
                                                                        (b)/ /
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         AF
-------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /
-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                    7      SOLE VOTING POWER
     NUMBER OF             0
      SHARES       ------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY              3,235,075
       EACH        ------------------------------------------------------------
    REPORTING       9      SOLE DISPOSITIVE POWER
      PERSON               411,676
       WITH        ------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                           0
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,235,075
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           / /
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         51.1%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON *
         PN
-------------------------------------------------------------------------------




                                 (page 7 of 16)

-------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Carlyle-Insight International Partners, L.P.
         IRS Identification No.:  98-0181880
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)/x/
                                                                        (b)/ /
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         AF
-------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /
-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
-------------------------------------------------------------------------------
                    7      SOLE VOTING POWER
     NUMBER OF             0
      SHARES       ------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY              118,878
       EACH        ------------------------------------------------------------
    REPORTING       9      SOLE DISPOSITIVE POWER
      PERSON               118,878
       WITH        ------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                           0
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         118,878
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           / /
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.9%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON *
         PN
-------------------------------------------------------------------------------



                                 (page 8 of 16)

  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Carlyle Investment Management, L.L.C.
         IRS Identification No.:  52-1988385
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)/x/
                                                                        (b)/ /
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         OO
-------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /
-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                    7      SOLE VOTING POWER
     NUMBER OF             0
      SHARES       ------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY              446,135
       EACH        ------------------------------------------------------------
    REPORTING       9      SOLE DISPOSITIVE POWER
      PERSON               446,135
       WITH        ------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                           0
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         446,135
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           / /
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.1%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON *
         OO
         * Carlyle Investment Management, L.L.C. is a limited liability company organized under the laws of the State of Delaware.
-------------------------------------------------------------------------------




                                 (page 9 of 16)

  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         TC Group, L.L.C.
         IRS Identification No.:  54-1686957
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)/x/
                                                                        (b)/ /
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         AF
-------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /
-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                    7      SOLE VOTING POWER
     NUMBER OF             0
      SHARES       ------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY              3,235,075
       EACH        ------------------------------------------------------------
    REPORTING       9      SOLE DISPOSITIVE POWER
      PERSON               0
       WITH        ------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                           3,235,075
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,235,075
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           / /
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         51.1%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON *
         OO
         * TC Group, L.L.C. is a limited liability company organized under the laws of the State of Delaware.
-------------------------------------------------------------------------------




                                 (page 10 of 16)

  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         TC Group Management, L.L.C.
         IRS Identification No.:  52-1892219
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)/x/
                                                                        (b)/ /
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         AF
-------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /
-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
                    7      SOLE VOTING POWER
     NUMBER OF             39,167
      SHARES       ------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY              0
       EACH        ------------------------------------------------------------
    REPORTING       9      SOLE DISPOSITIVE POWER
      PERSON               39,167
       WITH        ------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                           0
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         39,167
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           / /
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.6%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON *
         OO
         * TC Group Management, L.L.C. is a limited liability company organized under the laws of the State of Delaware.
-------------------------------------------------------------------------------




                                 (page 11 of 16)

                         AMENDMENT NO. 4 TO SCHEDULE 13D

     This Amendment No. 4 is filed by the Reporting Persons (as defined in Amendment No. 1 to Schedule 13D) to amend and supplement the Schedule 13D filed on October 14, 1997, as previously amended on May 18, 1999, June 2, 1999, and July 10, 2001, that relates to the common stock, $0.001 par value, of InSight Health Services Corp. ("InSight"). This Amendment is filed for the purposes of describing the conversion of the Purchasers' shares of Series B Preferred Stock into Series D Preferred Stock.

     Unless  specifically  amended  hereby,  the  disclosures  set  forth in the
Schedule 13D, as amended through Amendment No. 3, shall remain unchanged.

     Item 4 of Schedule 13D is hereby supplemented with the following:

     On September 24, 2001, upon delivery to InSight of the notices of conversion to Series D Preferred Stock (individually, a "Conversion Notice" and collectively, the "Conversion Notices") by the holders of the Series B Preferred Stock and the holders of InSight Convertible Preferred Stock, Series C, par value $0.001 per share (the "Series C Preferred Stock"), respectively, all of the outstanding shares of Series B Preferred Stock and all of the outstanding shares of the Series C Preferred Stock were automatically converted into shares of Series D Preferred Stock. In addition, upon such conversion, the board of InSight was automatically increased by six (the "Conversion Directors") pursuant to the terms of the Certificate of Designation, Preferences and Rights of Convertible Preferred Stock, Series D, of InSight (the "Series D Certificate of Designation," which is incorporated herein by reference to InSight's 10-K, filed with the SEC on October 14, 1997). The Series D Certificate of Designation provides that, immediately following delivery of the Conversion Notices, the holders of the Series D Preferred Stock shall have the right to elect all of such new directors. In their Conversion Notice, the Reporting Persons stated that the delivery of such Conversion Notice shall not be deemed to constitute an election by the Reporting Persons of any Conversion Directors. However, the Reporting Persons (i) have reserved rights they may have to elect any Conversion Directors in the future and (ii) have agreed to defer any such election or appointment until such time as the holders of 66 2/3% of the shares of Series D Preferred Stock agree to commence such election or appointment.



                                (page 12 of 16)

     Item 5 of Schedule 13D is hereby amended and restated as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER


                         Beneficial Ownership of
                            Common Stock upon                  Beneficial Ownership of
                     Conversion of Series D Preferred            Common  Stock upon
                                 Shares                         Exercise of Warrants               Total Beneficial Ownership
                     --------------------------------       -----------------------------        -----------------------------

                       Shares        Percentage(1)          Shares         Percentage(1)           Shares        Percentage(1)
                       ------        -------------          ------         -------------           ------        -------------

CP II                 2,985,075          47.19%             250,000           3.95%              3,235,075          51.15%
CP III                2,985,075          47.19%             250,000           3.95%              3,235,075          51.15%
CIP II                  827,244          13.08%              69,282           1.10%                896,526          14.17%
CIP III                  44,527            .70%               3,733            .06%                 48,305            .76%
C/S                     186,258           2.94%              15,599            .25%                201,858           3.19%
CIG                       1,029            .02%                  86              0%                  1,115            .02%
C-IP                  2,985,075          47.19%             250,000           3.95%              3,235,075          51.15%
C-IIP                   109,691           1.73%               9,187            .15%                118,878           1.88%
TC Group              2,985,075          47.19%             250,000           3.95%              3,235,075          51.15%
CIM                     411,658           6.51%              34,476            .55%                446,135           7.05%
TC Group Mgmt.                0              0%              39,167            .62%                 39,167            .62%
Reporting Persons     2,985,075          47.19%             289,167           4.57%              3,274,242          51.76%

(1) All  percentages calculated based on the total number of shares of Common
    Stock of InSight that, after giving effect to the conversion of all Series D
    Preferred Stock owned by the Reporting Persons and the exercise of all Warrants owned by the Reporting Persons, would be outstanding, based on 3,011,656 shares of Common Stock represented by InSight as outstanding as of June 29, 2001.


     (b). CP II is currently the beneficial owner of 98,003 Series D Preferred Shares (which have the right to convert into 980,027 shares of Common Stock) and Warrants to purchase 82,077 shares of Common Stock. CP II has the power to vote and dispose all such shares, totaling 1,062,104. TC Group is its general partner. Pursuant to the CP III Agreement and the C-IP Agreement more fully described in Item 4, CP II shares the power to vote these shares with CP III and C-IP. Pursuant to the CP II Agreement more fully described in Item 4, CP II has shared power to vote the 3,235,075 shares beneficially owned by the Reporting Persons and CIM (for the Fund).

     CP III is currently the beneficial owner of 4,473 Series D Preferred Shares (which have the right to convert into 44,732 shares of Common Stock) and Warrants to purchase 3,746 shares of Common Stock. CP III has the power to vote and dispose all such shares, totaling 48,478. TC Group is its general partner. Pursuant to the CP II Agreement and the C-IP Agreement more fully described in
Item 4, CP III shares the power to vote these shares with CP II and C-IP. Pursuant to the CP III Agreement more fully described in Item 4, CP III has shared power to vote the 3,235,075 shares beneficially owned by the Reporting Persons and CIM (for the Fund).

     CIP II is currently the beneficial owner of 82,725 Series D Preferred Shares (which have the right to convert into 827,244 shares of Common Stock) and Warrants to purchase 69,282 shares of Common Stock. CIP II has the power to vote and dispose all such shares, totaling 896,526. TC Group is its managing general partner. Pursuant to the Voting Agreements more fully described in Item 4, CIP II shares the power to vote these shares with CP II, CP III, and C-IP.

     CIP III is currently the beneficial owner of 4,457 Series D Preferred Shares (which have the right to convert into 44,572 shares of Common Stock) and Warrants to purchase 3,733 shares of Common Stock. CIP III has the power to vote and dispose all such shares, totaling 48,305. TC Group is its managing general partner. Pursuant to the Voting Agreements more fully described in Item 4, CIP III shares the power to vote these shares with CP II, CP III, and C-IP.

     C/S is currently the beneficial owner of 18,626 Series D Preferred Shares (which have the right to convert into 186,258 shares of Common Stock) and Warrants to purchase 15,599 shares of Common Stock. C/S has the power to vote and dispose all such shares, totaling 201,858. TC Group is its managing general partner. Pursuant to the Voting Agreements more fully described in Item 4, C/S shares the power to vote these shares with CP II, CP III, and C-IP.

     CIG is currently the beneficial owner of 103 Series D Preferred Shares (which have the right to convert into 1,029 shares of Common Stock) and Warrants to purchase 86 shares of Common Stock. CIG has the power to vote and dispose all such shares, totaling 1,115. TC Group is its general partner. Pursuant to the Voting Agreements more fully described in Item 4, CIG shares the power to vote these shares with CP II, CP III, and C-IP.


                                (page 13 of 16)

     C-IP is currently the beneficial owner of 37,986 Series D Preferred Shares (which have the right to convert into 379,863 shares of Common Stock) and Warrants to purchase 31,813 shares of Common Stock. C-IP has the power to vote and dispose all such shares, totaling 411,676. TC Group is its general partner. Pursuant to the CP II Agreement and the CP III Agreement more fully described in
Item 4, C-IP shares the power to vote these shares with CP II and CP III. Pursuant to the C-IP Agreement more fully described in Item 4, C-IP has shared power to vote the 3,235,075 shares beneficially owned by the Reporting Persons and CIM (for the Fund).

     C-IIP is currently the beneficial owner of 10,969 Series D Preferred Shares (which have the right to convert into 109,691 shares of Common Stock) and Warrants to purchase 9,187 shares of Common Stock. C-IIP has the power to vote and dispose all such shares, totaling 118,878. TC Group is its managing general partner. Pursuant to the Voting Agreements more fully described in Item 4, C-IIP shares the power to vote these shares with CP II, CP III, and C-IP.

     TC Group Mgmt. is currently the beneficial owner of Warrants to purchase 39,167 shares of Common Stock. TC Group Mgmt. has the power, assuming exercise of such Warrants, to vote and dispose all such shares.

     TC Group may be deemed to be the beneficial owner of 250,000 Series D Preferred Shares (which convert into 2,985,075 shares of Common Stock) and Warrants to purchase 250,000 shares of Common Stock as the general partner of CP II, CP III, CIG, and C-IP, as the managing general partner of CIP II, CIP III, C/S and C-IIP and as an affiliate of CIM. TC Group may be deemed to share voting and disposal rights of all such shares, totaling 3,235,075 as the general partner of CP II, CP III, CIG, and C-IP, as the managing general partner of CIP II, CIP III, C/S and C-IP, and as an affiliate of CIM.

     As investment adviser to SBA, CIM may be deemed the beneficial owner of 41,166 Preferred Shares (which have the right to convert into 411,658 shares of Common Stock) and Warrants to purchase 34,476 shares of Common Stock. CIM has the power to vote and dispose all such shares, totaling 445,834. Pursuant to the Voting Agreements more fully described in Item 4, CIM shares the power to vote these shares with CP II, CP III, and C-IP.

     The Reporting Persons are the beneficial owners of 250,000 shares of Series D Preferred Stock (which have the right to convert into 2,985,075 shares of Common Stock) and Warrants to purchase 250,000 shares of Common Stock. The Reporting Persons thus have voting rights and disposal rights of all such shares, totaling 3,235,075 shares of Common Stock.

     CIA does not have the power to vote or dispose of the Company's Common Stock under the partnership agreements of CP II, CP III or C-IP. SCOP does not have the power to vote or dispose of the Company's Common Stock under the partnership agreement of C/S. Therefore, CIA and SCOP are not deemed beneficial owners of any of the securities of the Company held by the Reporting Persons.

     TC Group and TCG may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons. TC Group and TCG expressly disclaim any such beneficial ownership. William E. Conway, Jr., Frank
C. Carlucci, III, Daniel A. D'Aniello, Richard G. Darman, David M. Rubenstein, Allan M. Holt, Jerome H. Powell, Leslie L. Armitage, Peter J. Clare, Glenn A. Youngkin, Frank D. Yeary, W. Robert Dahl and James A. Baker, III are managing members of TCG, and, in such capacity, such individuals may be deemed to share beneficial ownership of any shares of Common Stock beneficially owned by TCG. Such individuals expressly disclaim any such beneficial ownership.

     (c).  Not applicable.

     (d). No person other than the Reporting Persons (and, as to CIM, the Fund with respect to the receipt of dividends or proceeds from the sale of the shares of capital stock of the Company owned by CIM) is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of capital stock of the Company owned by the Reporting Persons.

     (e).  Not applicable.



                                (page 14 of 16)

                                      SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete, and correct.

Dated:    October [__], 2001.



                               CARLYLE PARTNERS II, L.P.,
                               a Delaware limited partnership

                               By:  TC Group, L.L.C., as the General Partner
                                    By:  TCG Holdings, L.L.C. as the Managing
                                         Member

                                    By:  /s/ W. Robert Dahl
                                         ----------------------
                                    Name:    Glenn A. Youngkin
                                    Title:   Managing Director


                               CARLYLE PARTNERS III, L.P.,
                               a Delaware limited partnership
                               By:  TC Group, L.L.C., as the General Partner
                                    By:  TCG Holdings, L.L.C. as the Managing
                                         Member

                                    By:   /s/ W. Robert Dahl
                                          ----------------------
                                    Name:     W. Robert Dahl
                                    Title:    Managing Director


                               CARLYLE INTERNATIONAL PARTNERS II, L.P.,
                               a Cayman Islands exempted limited partnership
                               By:  TC Group, L.L.C., as the General Partner
                                    By:  TCG Holdings, L.L.C. as the Managing
                                         Member

                                    By:  /s/ W. Robert Dahl
                                         ----------------------
                                    Name:    W. Robert Dahl
                                    Title:   Managing Director


                                CARLYLE INTERNATIONAL PARTNERS III, L.P.,
                                a Cayman Islands exempted limited partnership
                                By:  TC Group, L.L.C., as the General Partner
                                     By:  TCG Holdings, L.L.C. as the Managing
                                          Member

                                     By:  /s/ W. Robert Dahl
                                          -----------------------
                                     Name:    W. Robert Dahl
                                     Title:   Managing Director


                                C/S INTERNATIONAL PARTNERS,
                                a Cayman Islands general partnership
                                By:  TC Group, L.L.C., as the General Partner
                                     By:  TCG Holdings, L.L.C. as the Managing
                                          Member

                                     By:  /s/ W. Robert Dahl
                                          -----------------------
                                     Name:   W. Robert Dahl
                                     Title:  Managing Director



                                (page 15 of 16)

                                CARLYLE INVESTMENT GROUP, L.P.,
                                a Delaware limited partnership
                                By:  TC Group, L.L.C., as the General Partner
                                     By:  TCG Holdings, L.L.C. as the Managing
                                          Member

                                     By:  /s/ W. Robert Dahl
                                          -----------------------
                                     Name:    W. Robert Dahl
                                     Title:   Managing Director


                                CARLYLE-INSIGHT INTERNATIONAL
                                PARTNERS, L.P.,
                                a Cayman Islands exempted limited partnership
                                By:  TC Group, L.L.C., as the General Partner

                                     By:  TCG Holdings, L.L.C. as the Managing
                                          Member

                                     By:  /s/ W. Robert Dahl
                                          -----------------------
                                     Name:    W. Robert Dahl
                                     Title:   Managing Director


                                CARLYLE-INSIGHT PARTNERS, L.P.,
                                a Delaware limited partnership
                                By:  TC Group, L.L.C., as the General Partner
                                     By:  TCG Holdings, L.L.C. as the Managing
                                          Member

                                     By:  /s/ W. Robert Dahl
                                          -----------------------
                                     Name:    W. Robert Dahl
                                     Title:   Managing Director


                                TC GROUP, L.L.C.,
                                a Delaware limited liability company
                                By:  TCG Holdings, L.L.C., as the Managing
                                     Member

                                     By:  /s/ W. Robert Dahl
                                          -----------------------
                                     Name:    W. Robert Dahl
                                     Title:   Managing Director


                                CARLYLE INVESTMENT MANAGEMENT, L.L.C.,
                                a Delaware limited liability company
                                     By:  /s/ W. Robert Dahl
                                          ------------------------
                                     Name:    W. Robert Dahl
                                     Title:   Managing Director




                                (page 16 of 16)